UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIODES INCORPORATED
(Name of Subject Company (Issuer) and Filing Persons (Issuer))
2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)
254543AA9
(CUSIP Number of Class of Securities)
Richard D. White
Chief Financial Officer
Diodes Incorporated
4949 Hedgcoxe Road, Suite 200
Plano, Texas 75024
Telephone: (972) 987-3900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
John Mullan, Esq.
Sheppard, Mullin, Richter & Hampton, LLP
333 South Hope Street
43rd Floor
Los Angeles, California 90071
Telephone: (213) 617-5475

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)
$134.3 million	$15,592.23

(1)
Estimated solely for purposes of determining the filing fee. The purchase price of the 2.25% Convertible Senior Notes due 2026 (the “Securities”) is $1,000 per $1,000 principal amount outstanding. As of August 29, 2011, there was $134.3 million in aggregate principal amount of Securities outstanding, resulting in maximum aggregate purchase price of $134.3 million.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of the transaction valuation.
☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. The filing fee was paid on September 1, 2011 in connection with the filing by Diodes Incorporated of the original Schedule TO.

Amount Previously Paid:	$ 15,592.23	Filing Party:	Diodes Incorporated

Form or Registration No.:	Schedule TO	Date filed:	September 1, 2011
(005-39443)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed by Diodes Incorporated, a Delaware corporation (the “Company”), with respect to the right of each holder (each, a “Holder”) of the Company’s 2.25% Convertible Senior Notes due 2026 (the “Securities”) to sell, and the obligation of the Company to purchase, the Securities as set forth in the notice of the Company to the Holders of the Securities, dated September 1, 2011 (the “Option Purchase Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Option Purchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Notice and Option Materials”).
This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4.	Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:
The Holders’ right to surrender their Securities for purchase (the “Put Option”) by the Company pursuant to the Notice and Option Materials expired at 5:00 p.m., New York City time, on Friday, September 30, 2011 (the “Expiration Date”). The Company has been advised by Union Bank, N.A. (formerly, Union Bank of California, N.A.), as paying agent (the “Paying Agent”), that Securities in an aggregate principal amount of $134,057,000.00 were validly surrendered and not withdrawn prior to the Expiration Date. The Company has accepted for purchase all of these Securities for a purchase price of $1,000 in cash per $1,000 principal amount, plus accrued and unpaid interest to, but excluding, October 1, 2011, the purchase date for the Put Option. The Company has delivered the aggregate purchase price of $135,565,141.25 for the accepted Securities, which includes accrued and unpaid interest, to the Paying Agent for distribution to the Holders. Following the Company’s purchase of the Securities pursuant to the Put Option, $236,000 in aggregate principal amount of the Securities remains outstanding.

Item 12.	Exhibits.
(a)(1) *	Option Purchase Notice to Holders of 2.25% Convertible Senior Notes due 2026, dated September 1, 2011.

(b)	Not Applicable.

(d)*
Indenture, dated as of October 12, 2006, between the Company and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Registration No. 333-137803) filed with the Securities and Exchange Commission on October 4, 2006).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed

Item 13.	Information Required by Schedule 13E-3.
(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DIODES INCORPORATED
By	/s/ Richard D. White
Richard D. White,
Chief Financial Officer

October 4, 2011

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1) *	Option Purchase Notice to Holders of 2.25% Convertible Senior Notes due 2026, dated September 1, 2011.

(d) *	Indenture, dated as of October 12, 2006, between the Company and the Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (Registration No. 333-137803) filed with the Securities and Exchange Commission on October 4, 2006).

*	Previously filed